UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
American Dental Partners, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
025353103

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	025353103	13G	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS
	Skystone Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company)

CUSIP No.	025353103	13G	Page	3	of	6 Pages

1	NAMES OF REPORTING PERSONS
	Kerry Nelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		6,900

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,900

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page	4	of	6 Pages
Item 1.
(a) Name of Issuer: American Dental Partners, Inc. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 401 Edgewater Place, Suite 430 Wakefield, Massachusetts 01880.
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by Skystone Advisors LLC and Kerry Nelson, who are collectively referred to as the “Reporting Persons.” Ms. Nelson is the managing member of Skystone Advisors LLC (the “Manager”), which served as the investment member of the general partner of HSO Limited Partnership (“HSO”) until April 2009. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is Two International Place, Suite 1800, Boston, MA 02110.
(c) Citizenship: The Manager is a Delaware limited liability company. Ms. Nelson is a U.S. citizen.
(d) Title and Class of Securities: Common stock, $0.01 par value per share (“Common Stock”).
(e) CUSIP Number: 025353103.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A.
Item 4. Ownership**:
As of the date of this filing, the Reporting Persons, in the aggregate, beneficially own 6,900 shares of the Common Stock of the Issuer, representing approximately 0.0% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) Skystone Advisors LLC beneficially owns 0 shares of Common Stock representing approximately 0.0% of the class and (ii) Ms. Nelson beneficially owns 6,900 shares of Common Stock of the Issuer representing approximately 0.0% of the class. The percentage of Common Stock beneficially owned by each Reporting Person is based on a total of 15,680,755 shares of Common Stock of the Issuer outstanding as of November 2, 2009, as reported in the Issuer’s most recent Form 10-Q for the quarterly period ended September 30, 2009.

Page	5	of	6 Pages

**	Prior to April 2009, Skystone Advisors LLC served as the investment member of the general partner of HSO Limited Partnership (“HSO”). HSO was included as a Reporting Person on the prior Schedule 13G filings submitted with respect to Skystone Advisors LLC’s holdings of the Issuer’s Common Stock. HSO was liquidated in 2009 and, as such, has been removed as a Reporting Person hereunder.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
N/A.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A.
Item 8. Identification and Classification of Members of the Group:
N/A.
Item 9. Notice of Dissolution of Group:
N/A.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page	6	of	6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SKYSTONE ADVISORS LLC
By:	/s/ Kerry Nelson
Kerry Nelson, Managing Member

KERRY NELSON
/s/ Kerry Nelson
Kerry Nelson